SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934
WEBSTER FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
947890109
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
Copy to:
MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000
December 27, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

PN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

OO
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

CUSIP No.	947890109

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,804,920 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

22,804,920 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,804,920 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.79%*

14	TYPE OF REPORTING PERSON

IN
† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡ Includes (i) the A1-Warrant exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”) of Webster Financial Corporation (“WBS”); and (iii) the A2-Warrant exercisable for 6,781,900 shares of Common Stock, as described in Item 4 hereof.
* Calculation is based on the total number of shares of Common Stock, including (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant.

     This Amendment No. 3 amends the statement on Schedule 13D (the “Initial Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2009, as amended and restated by Amendment No. 1 to the Initial Statement filed with the SEC on October 16, 2009 and by Amendment No. 2 to the Initial Statement filed with the SEC on December 14, 2009 (as so amended and restated through the date hereof, the “Statement”) and is being filed on behalf of the Warburg Pincus Reporting Persons (as defined below). Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. Capitalized terms used herein but not defined shall have the same meanings as ascribed to them in the Statement.
Item 3. Source and Amount of Funds or Other Consideration
     The response set forth in Item 3 of the Statement is hereby amended by adding the following at the end thereof:
     On December 27, 2010, WBS issued 6,630,000 shares of its Common Stock in a registered, underwritten public offering (the “Offering”), as to which WP X has elected to exercise its preemptive rights under the terms of the Investment Agreement. As more fully described in Item 4 below, on December 21, 2010, WP X and WBS entered into a Letter Agreement (the “Letter Agreement”), pursuant to which WP X agreed to purchase 2,069,848 shares of Common Stock (the “Purchased Shares”) from WBS. WP X completed this transaction on December 27, 2010 and acquired the Purchased Shares at such time. The aggregate purchase price for the Purchased Shares was $36,439,674.05. The funds used by WP X were obtained from working capital.
     Additionally, on December 30, 2009, WP X purchased 610,072 shares of Common Stock from WBS for an aggregate purchase price of $6,875,511.44 pursuant to the exercise of its preemptive rights under the terms of the Investment Agreement. The funds used by WP X were obtained from working capital.
Item 4. Purpose of the Transaction
     The response set forth in Item 4 of the Statement is hereby amended by adding the following immediately prior to the caption “Additional Disclosure” thereunder:
     On December 21, 2010, WP X and WBS entered into the Letter Agreement, pursuant to which WP X exercised its preemptive rights with respect to the Offering under the terms of the Investment Agreement and agreed to acquire the Purchased Shares from WBS for an aggregate purchase price of $36,439,674.05. WP X completed this transaction on December 27, 2010 and acquired the Purchased Shares at such time. WP X purchased the Purchased Shares to maintain the proportionate interest it had in WBS immediately prior to the Offering. The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, attached hereto as Exhibit 10 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and inserting the following in place thereof:
(a) As of December 27, 2010, WP X may be deemed to beneficially own 22,804,920 shares of Common Stock, representing approximately 23.79% of the outstanding shares of Common Stock (based on (i) 78,527,279 shares of Common Stock outstanding as of November 30, 2010, (ii) 6,630,000 shares of Common Stock issued by WBS on December 27, 2010 in a registered, underwritten public offering, (iii) 2,069,848 shares of Common Stock issued by WBS on December 27, 2010 to Warburg Pincus Private Equity X, L.P. (including Warburg Pincus X Partners, L.P., an affiliated limited partnership, “WP X”) pursuant to the exercise by WP X of preemptive rights in connection with such public offering under the terms of an Investment Agreement, dated July 27, 2009, between WBS and WP X, (iv) 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant and (v) 6,781,900 shares of Common Stock issuable upon exercise of the A2-Warrant).
     Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 22,804,920 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock and the A-Warrants, in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.
(b) See Item 5(a) above.
(c) On July 27, 2009, WP X entered into the Investment Agreement with WBS and on July 27, 2009 acquired 4,024,600 shares of Common Stock, the A1-Warrant to purchase 1,843,100 shares of Common Stock and the B1-Warrant, for an aggregate purchase price of $40,426,000. On October 15, 2009, pursuant to the Investment Agreement, WP X acquired 3,018,400 shares of Common Stock, 44,570 shares of Series C Preferred Stock, the A2-Warrant to purchase 6,781,900 shares of Common Stock and the B2-

Warrant, for an aggregate purchase price of $74,754,000. On December 10, 2009, the B-Warrants expired upon receipt of the Stockholder Approvals. On December 17, 2009, 44,570 shares of Series C Preferred Stock held by WP X automatically converted into 4,457,000 shares of Common Stock. On December 30, 2009, WP X acquired 610,072 shares of Common Stock from WBS for an aggregate purchase price of $6,875,511.44. On December 27, 2010, WP X acquired the Purchased Shares from WBS pursuant to the Letter Agreement for an aggregate purchase price of $36,439,674.05. Descriptions of the investments by WP X and of the securities related thereto are included in Item 4 of this Statement.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The response set forth in Item 4 of the Statement is hereby incorporated herein by reference in its entirety.
Item 7. Material to be Filed as Exhibits
     The list of Exhibits in Item 7 of the Statement is hereby amended by the addition of the following Exhibit:
Exhibit 10	Letter Agreement, dated as of December 21, 2010, by and among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P and Warburg Pincus X Partners, L.P.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 29, 2010

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS
Exhibit 10	Letter Agreement, dated as of December 21, 2010, by and among Webster Financial Corporation, Warburg Pincus Private Equity X, L.P and Warburg Pincus X Partners, L.P.